PRYOR CASHMAN SHERMAN & FLYNN LLP

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November 9, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Geoffrey Ossias

Re:	Limelight Media Group, Inc.
Preliminary Schedule 14C
Filed on October 5, 2005
File No. 0-29107

Ladies and Gentlemen:

On behalf of Limelight Media Group, Inc., a corporation organized pursuant to the laws of the State of Nevada (the “Company”), we hereby file by EDGAR transmission our responses to the Staff’s letter dated October 25, 2005 relating to the Company’s preliminary information statement on Schedule 14C (the “Information Statement”). The numbered responses below correspond to the numbered paragraphs of the Staff’s letter. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Information Statement.

Responses

1.
On November 8, 2005, the Company filed by EDGAR transmission its responses to the Staff’s letter dated October 18, 2005 furnishing comments on the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, its Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2005 and its Current Report on Form 8-K/A filed on September 23, 2005. As of the date of this letter, the Company has not received further comments from the Commission.

2.
The Company has satisfied its obligations under its Agreement and Plan of Merger dated June 30, 2005 and, thus, it does not intend to rely on the effective increase in its authorized capital stock that will result from the reverse stock split described in the Information Statement for the purposes of satisfying its obligations thereunder. As reported in the Company’s Current Report on Form 8-K dated November 4, 2005 filed with the Commission on November 4, 2005 (the “November 8-K”), the Company entered into an agreement, dated as of November 4, 2005, with the former stockholders of Impart, Inc. (the “Former Impart Stockholders”) that acquired shares of the Company’s common stock in the acquisition consummated on June 30, 2005, as reported in the Company’s Current Report on Form 8-K dated June 30, 2005, as filed with the Commission on July 7, 2005. Under the terms of the agreement, each of the Former Impart Stockholders exchanged his right to receive the additional shares of the Company’s comment stock issuable following the closing of such acquisition for a promissory note. The agreement and form of promissory note were filed as Exhibits 10.1 and 10.2, respectively, to the November 8-K.

________________________

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and (iii) the Company may not assert any Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that it has fully responded to the comments of the Commission, and the Company requests that the review of Information Statement be handled on an expedited basis. If the Commission has any questions or further comments, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable as the Company would like to begin mailing its definitive Information Statement not later than November 14, 2005. The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of the Company’s responses) in advance of any written response of the Commission.

Very truly yours,

/s/ Eric M. Hellige

Eric M. Hellige

cc: David V. Lott, Chief Executive Officer
L.L. Bradford & Co.